[redacted]

08026799

BD 3/6

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UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
101

SEC FILE NUMBER
8 - 51597

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NeoNet Securities, Inc,

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Town Square Place, Suite 317
(No. and Street)

Jersey City	New Jersey	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Hayes — (201) 526-8605
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

AB 3/20

OATH OR AFFIRMATION

I, SUSAN HAYES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEONET SECURITIES, INC., as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Syed F. Ahmad
Notary Public, State of New Jersey
No. 2335284
Qualified in Morris County
Commission Expires Sept. 9, 2010

[signature]
Signature

FINANCIAL CONTROLLER / FINOP
Title

[signature]
Notary Public 2/28/08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEONET SECURITIES, INC.

(A subsidiary of NeoNet AB)

Statement of Financial Condition

(Available for Public Inspection)

December 31, 2007

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

REPORT OF INDEPENDENT AUDITORS

To the Stockholder and Board of Directors of
NeoNet Securities, Inc.

We have audited the accompanying statement of financial condition of NeoNet Securities, Inc. (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of NeoNet Securities, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 26, 2008

NEONET SECURITIES, INC.
Statement of Financial Condition
December 31, 2007

Assets	
Cash	$ 1,575,717
Securities owned, at fair value	5,569,700
Receivable from clearing brokers, including clearing deposit of $200,000	282,006
Receivable from NeoNet Securities AB	17,551,927
Receivable from broker-dealers	13,777,029
Receivable from customers	7,560,063
Property and equipment, net	128,402
Other assets	420,365
Total assets	$ 46,865,209
Liabilities and Stockholder's Equity	
Liabilities	
Payable to broker-dealers	$ 16,502,077
Payable to NeoNet Securities AB, net	21,394,218
Payable to NeoNet AB	42,731
Payable to customers	1,049,850
Accounts payable and accrued expenses	1,760,563
Subordinated borrowings	1,550,000
Total liabilities	42,299,439
Commitments (Note 5)	
Stockholder's equity	
Common stock, $.01 par value, 1,000 shares authorized, 300 shares issued and outstanding	3
Additional paid-in capital	2,950,000
Retained earnings	1,615,767
Total stockholder's equity	4,565,770
Total liabilities and stockholder's equity	$ 46,865,209

The accompanying notes are an integral part of these financial statements

1. Organization and Significant Accounting Policies

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. The Company is a wholly owned subsidiary of NeoNet AB (the "Parent") located in Stockholm, Sweden. The Parent is a listed company on the Stockholm Stock Exchange. The Company provides electronic brokerage services to broker-dealers and other clients by providing access to U.S., European, Asian and Australian marketplaces from a single access point.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and are depreciated on the straight-line method over their estimated useful lives of three to five years. Leasehold improvements are stated at cost less accumulated amortization and are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes
Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," requires the recognition of deferred tax assets and liabilities for both the expected future tax impact of differences between the financial statement and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax loss carryforwards. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes." FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The interpretation applies to all tax positions related to income taxes subject to FASB Statement No. 109. FIN 48 is effective for fiscal years beginning after December 15, 2006. Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption should be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company does not believe the adoption of FIN 48 will have a material impact on its consolidated financial statements.

Securities Transactions
Commission income and related expenses are recorded on the trade date.

Securities Owned
Securities owned are carried at fair value. Changes in unrealized appreciation/(depreciation) arising from fluctuations in fair value or upon realization of securities positions are reflected in trading gains, net on the Statement of Operations. Fair value is determined by references to published market quotations as of the reporting date.

1. Organization and Significant Accounting Policies (continued)

Clearing Agreement with Third Party

On March 9, 2006, the Company entered into a Secondary Clearing Agreement (the "Secondary Agreement") with their clearing broker and an unrelated third party to clear its trades through the Company. Under the Secondary Agreement, the Company may be exposed to off-balance-sheet risk and have to incur additional liabilities to cover the third party's failure to perform their duties per the Secondary Agreement. The Company monitors the Secondary Agreement's activity on a daily basis, to assure that no liability is necessary. No such liabilities occurred over the course of the year. The related income and expenses have been shown gross in the Statement of Operations.

Netting of Receivables and Payables with Parent and Affiliates

In conjunction with a formal netting arrangement between the Company and its Parent and affiliate, the Company settles all receivables and payables with the Parent and the affiliate on a net basis. At December 31, 2007, included in Payable to NeoNet Securities AB, net, the Company recorded receivables from NeoNet Securities AB of $1,543,153.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

User Access Fees

User access fees consist of fees charged to broker-dealers and clients relating to communication line charges for the use of the Company's trading system. Such fees are recorded monthly, in arrears, which includes an additional amount over the Company's cost for such lines.

2. Receivable from Clearing Broker

The Company has a clearing agreement with Merrill Lynch ("Merrill") to act as their clearing broker. The Agreement with Merrill requires the Company to maintain a cash deposit of $200,000. Further, under the agreement with Merrill, the Company is required to pay $10,000 per month unless they generate revenue in excess of the monthly $10,000 minimum. The Company did not incur any such charges in 2007.

3. Securities Owned, at fair value

Securities owned, at market value, at December 31, 2007 consist of the following:

U.S. Government obligations	$ 5,569,700
	$ 5,569,700

All of the securities owned are held at the Company's clearing broker, Merrill.

4. Property and Equipment

Property and equipment at December 31, 2007 are as follows:

Furniture	$ 9,294
Equipment	356,849
Leasehold improvements	2,000
Software	33,828
	401,971
Less accumulated depreciation and amortization	(273,569)
	$ 128,402

5. Commitments and Contingencies

On April 4, 2005, the Company entered into an operating lease for office space that expires on April 30, 2008. The Company is in negotiations with the landlord to extend the lease to April 30, 2011.

In August 2006, the Company entered into an equipment lease that expires in October 2009.

The occupancy lease expense and the equipment lease expense were $119,152 and $504, respectively for the year ended December 31, 2007. Future minimum annual lease payments (exclusive of other charges as defined in the lease) are as follows:

Year ending December 31,	
2008	$ 32,811
2009	423
	$ 33,234

The Company also received a one-month lease abatement during 2005. Such abatement has been reflected as a liability in the Statement of Financial Condition and is amortized over the life of the lease to recognize such amounts ratably.

In the normal course of business, the Company has been named as a defendant in a legal matter. Management of the Company, after consultation with legal counsel, believes that the resolution of this matter will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

6. Retirement Plan

The Company has a 401(k) Plan (the "Plan") covering all employees who meet certain eligibility requirements. The Company makes a matching contribution to the Plan, which is at its discretion and is determined annually. Matching contributions for the year ended December 31, 2007 were approximately $26,000, included as a component of employee compensation and benefits on the Statement of Operations.

7. Income Taxes

The Company's income tax provision is comprised of the following:

	Prior Year Underpayment	Current Year	Deferred	Total
Federal	$ 29,999	$ 810,242	$ 48,976	$ 889,217
State and local	28,090	251,397	8,918	288,405
	$ 58,089	$ 1,061,639	$ 57,894	$ 1,177,622

The temporary difference which gives rise to the deferred income taxes results from depreciation expense and appreciation in securities owned.

8. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (the "Rule"), which specifies minimum net capital requirements for registered broker-dealers. The Company computes its net capital pursuant to Rule 15c3-1, which requires minimum net capital of $250,000. The Company had net capital of approximately $4,193,000, which exceeded its requirement by approximately $3,943,000.

9. Related Party Transactions

On May 16, 2007, the Company received a subordinated borrowing from the Parent of $1,000,000, bearing interest at 8% and maturing on May 31, 2010. On October 31, 2007, the Company rolled over the two subordinated borrowings with the Parent totaling $550,000, which matured on that date, into a new subordinated borrowing from the Parent, bearing interest at 8% and maturing on October 31, 2010.

The Company's subordinated borrowings at December 31, 2007 are comprised of the following:

Maturity Date	Principal
05/31/10	$ 1,000,000
10/31/10	550,000
	$ 1,550,000

The subordinated borrowings have been approved by FINRA and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Pursuant to a Service Agreement and a Cost Sharing Agreement effective January 2005, the Company clears its securities traded on European, Asian, Australian and other non-U.S. exchanges through NeoNet Securities AB, a subsidiary of the Parent. The Parent guarantees the execution, clearance and settlement of all securities transactions of the Company through NeoNet Securities AB. The Company is obligated to pay NeoNet Securities AB for operational services provided which include various operational, financial and general administrative services. The amount due to NeoNet Securities AB in non-interest bearing and is due on demand.

4. Property and Equipment

Property and equipment at December 31, 2007 are as follows:

Furniture	$ 9,294
Equipment	356,849
Leasehold improvements	2,000
Software	33,828
	401,971
Less accumulated depreciation and amortization	(273,569)
	$ 128,402

5. Commitments and Contingencies

On April 4, 2005, the Company entered into an operating lease for office space that expires on April 30, 2008. The Company is in negotiations with the landlord to extend the lease to April 30, 2011.

In August 2006, the Company entered into an equipment lease that expires in October 2009.

The occupancy lease expense and the equipment lease expense were $119,152 and $504, respectively for the year ended December 31, 2007. Future minimum annual lease payments (exclusive of other charges as defined in the lease) are as follows:

Year ending December 31,	
2008	$ 32,811
2009	423
	$ 33,234

The Company also received a one-month lease abatement during 2005. Such abatement has been reflected as a liability in the Statement of Financial Condition and is amortized over the life of the lease to recognize such amounts ratably.

In the normal course of business, the Company has been named as a defendant in a legal matter. Management of the Company, after consultation with legal counsel, believes that the resolution of this matter will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

6. Retirement Plan

The Company has a 401(k) Plan (the "Plan") covering all employees who meet certain eligibility requirements. The Company makes a matching contribution to the Plan, which is at its discretion and is determined annually. Matching contributions for the year ended December 31, 2007 were approximately $26,000, included as a component of employee compensation and benefits on the Statement of Operations.

7. Income Taxes

The Company's income tax provision is comprised of the following:

	Prior Year Underpayment	Current Year	Deferred	Total
Federal	$ 29,999	$ 810,242	$ 48,976	$ 889,217
State and local	28,090	251,397	8,918	288,405
	$ 58,089	$ 1,061,639	$ 57,894	$ 1,177,622

The temporary difference which gives rise to the deferred income taxes results from depreciation expense and appreciation in securities owned.

8. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (the "Rule"), which specifies minimum net capital requirements for registered broker-dealers. The Company computes its net capital pursuant to Rule 15c3-1, which requires minimum net capital of $250,000. The Company had net capital of approximately $4,193,000, which exceeded its requirement by approximately $3,943,000.

9. Related Party Transactions

On May 16, 2007, the Company received a subordinated borrowing from the Parent of $1,000,000, bearing interest at 8% and maturing on May 31, 2010. On October 31, 2007, the Company rolled over the two subordinated borrowings with the Parent totaling $550,000, which matured on that date, into a new subordinated borrowing from the Parent, bearing interest at 8% and maturing on October 31, 2010.

The Company's subordinated borrowings at December 31, 2007 are comprised of the following:

Maturity Date	Principal
05/31/10	$ 1,000,000
10/31/10	550,000
	$ 1,550,000

The subordinated borrowings have been approved by FINRA and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Pursuant to a Service Agreement and a Cost Sharing Agreement effective January 2005, the Company clears its securities traded on European, Asian, Australian and other non-U.S. exchanges through NeoNet Securities AB, a subsidiary of the Parent. The Parent guarantees the execution, clearance and settlement of all securities transactions of the Company through NeoNet Securities AB. The Company is obligated to pay NeoNet Securities AB for operational services provided which include various operational, financial and general administrative services. The amount due to NeoNet Securities AB in non-interest bearing and is due on demand.

9. Related Party Transactions (continued)

The financial statements include the following items related to the Service and Cost Sharing Agreements:

Statement of Financial Condition	
Uncleared transactions	
Receivable from NeoNet Securities AB	$ 17,551,927
Receivable from broker-dealers	13,777,029
Receivable from customers	7,560,063
Payable to broker-dealers	16,502,077
Payable to NeoNet Securities AB, net	21,394,218
Payable to customers	1,049,850
Management fee	
Payable to NeoNet AB	42,731
Statement of Operations	
Revenues	
Commissions	$ 24,619,851
Internal trading commission revenue	4,864,921
Expenses	
Clearance fees	1,338,383
Commissions, including internal trading commission expense	19,129,321
Administrative	393,215
Interest	490,322

The Company is obligated to NeoNet Securities AB under a non-exclusive license agreement to use NeoNet Securities AB's proprietary trading software platform. The agreement was entered into on January 1, 2002 and expires December 31, 2016. This agreement requires a monthly payment of 750,000 Swedish kronor (or approximately $116,000 using the exchange rate at December 31, 2007).

As of December 31, 2007, the future license fee commitment under this agreement is approximately as follows (using the exchange rate as of December 31, 2007):

Year ending December 31,	
2008	$ 1,392,000
2009	1,392,000
2010	1,392,000
2011	1,392,000
2012	1,392,000
Thereafter and through 2016	5,568,000
	$ 12,528,000

License fees for the year ended December 31, 2007 were approximately $1,338,400 and are included in clearance fees in the Statement of Operations.

Pursuant to a Support Service Agreement effective January 2007, the Parent provides management services to the Company including various operational, financial and general administrative services. The amount due to the Parent is billed monthy, bears interest at 5% above the Stockholm Interbank Offered Rates (STIBOR) and is due 15 days from the billing date. See above disclosure of management fee payable to the Parent and administrative expenses for the year ended December 31, 2007 and for the year then ended, respectively.

9. Related Party Transactions (continued)

In years prior to 2007, actual commission, clearing and settlement expenses for trades on non-U.S. markets were charged to the Company by NeoNet Securities AB and were allocated based on the Company's share of total turnover by market. Actual commission, clearing and settlement expenses for trades on U.S. markets were charged to NeoNet Securities AB by the Company and were allocated based on NeoNet Securities AB's share of total turnover by market. Effective January 2007, as a result of a transfer pricing study which was conducted, a fixed "internal trading commission" in basis points was established for each entity based on the principles outlined in the transfer pricing study. The study recommended that these transfer pricing policies be periodically updated depending on significant changes in business operations, shifts in market conditions, the availability of new data on uncontrolled companies, and any changes in applicable tax laws or regulations.

10. Off-Balance Sheet and Concentrations of Credit Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company has concentrations of credit risk with regard to the open transactions with NeoNet Securities AB and one other broker-dealer. These concentrations of credit risk are approximately 83% of the Company's total assets and approximately 92% of the Company's total liabilities as reflected on the statement of financial condition at December 31, 2007.

The Company maintains its cash in financial institutions which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Pursuant to the Company's Clearing Agreement (the "Agreement') with Merrill, in the event the Company terminates the Agreement prior to such agreement's stated termination date, the Company has agreed to pay Merrill for any amounts which would have been owed based on a minimum clearing fee of $10,000 per month, measured by the time from the actual termination date through the Agreement's stated termination, plus any extension to such term. As the Company does not presently intend to terminate such Agreement, no accrual has been recorded as no amount can be estimated.

11. Commission Revenue

The Company earns commission revenue when clients utilize the Company's electronic brokerage services for trading activity. Substantially all commission revenue earned by the Company is provided by broker-dealers and other institutional clients located in the U.S.

END